1 Corporate Presentation GH Research PLC (NASDAQ: GHRS) GH Research October 2021 2021© GH Research PLC

Disclaimer Regarding Roadshow Communications and Forward - Looking Statements This presentation has been prepared by GH Research PLC (“GH Research”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all - inclusive or to contain all of the information you may desire. This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. 2 This presentation contains forward - looking statements, all of which are qualified in their entirety by this cautionary statement. Many of the forward - looking statements contained herein can be identified by the use of forward - looking words such as “may”, “anticipate”, “believe”, “could’, “expect”, “should”, “plan”, “intend”, “estimate”, “will”, “potential” and “ongoing”, among others, although not all forward - looking statements contain these identifying words. Any statements contained herein that do not describe historical facts are forward - looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include, but are not limited to: the costs and uncertainties associated with our research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of our product candidates; our ability to obtain, maintain, enforce and defend issued patents; the adequacy of our capital resources and availability of additional funding ; and other factors, risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission . Except as otherwise noted, these forward - looking statements speak only as of the date of this presentation, and we undertake no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward - looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward - looking statements as predictions of future events. The events and circumstances reflected in our forward - looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward - looking statements. We caution you not to place undue reliance on the forward - looking statements contained in this presentation 2021© GH Research PLC

Seeking Ultra - Rapid, Durable Remissions in Depression 3 2021© GH Research PLC

• GH Research was founded in 2018 • Seed Finance, 2018: Founders, BVF Partners LP • Series A, 2020: BVF Partners LP, Founders • Series B, 2021: RA Capital (co - lead), RTW Investments LP (co - lead), alo ngside other new investors, BVF Partners LP and Founders / Board of Directors • IPO, 2021 NASDAQ: GHRS  Total capital raised: 315M USD • GH001 (5 - MeO - DMT for inhalation) is core focus • Completed Phase 1 trial in Healthy Volunteers • Ongoing Phase 1 clinical pharmacology trial in Healthy Volunteers, expected completion 4Q 2021 • Ongoing Phase 1/2 trial in Treatment - Resistant Depression (TRD), expected completion 4Q 2021 • Planning randomized, controlled Phase 2b trial in TRD • Planning Phase 2a trials in two new indications • GH002 (5 - MeO - DMT for injection) • Ongoing preclinical development Status 4 2021© GH Research PLC

0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 2 4 6 8 10 12 14 Cumulative Remission Rate (% Patients) Week ... Remission Rates in TRD < 15% Established Therapies are Slow - Acting 37% 31% 14% 13% 56% 62% 67% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 1 2 3 4 Cumulative Remission Rate (%) (line) Remission Rates (%) (bar) Treatment Step ~33% no remission despite 4 treatment steps Adapted from Trivedi et al . , Am J Psychiatry 2006 and Rush et al. , Am J Psychiatry 2006 Average time to remission is ~6 weeks (STAR*D study , Remission Rate Over Time, Treatment Step 1 = Citalopram ) The Problem for Patients with Depression (STAR*D study , Remission Rates Treatment Steps 1 to 4) 5 2 or more prior therapies = Treatment - Resistant Depression (TRD) 2021© GH Research PLC

GH Research

Large and Open Depression Market EU and US

First Line MDD

- Diagnosed: **~48M**
  - Treated (pharmacotherapy ± psychotherapy): **~24M**

Second Line MDD

- Non-response to first line: **~13M**

Treatment-Resistant Depression (TRD)

- Non-response to two prior lines: **~9M**

Patients cycle through ineffective therapies for TRD

*Company estimates based on: https://www.nimh.nih.gov/health/statistics/major-depression.shtml; Wittchen et al., The size and burden of mental disorders and other disorders of the brain in Europe 2010, European Neuropsychopharmacology (2011); Rush et al., Acute and Longer-Term Outcomes in Depressed Outpatients Requiring One or Several Treatment Steps: A STAR*D Report, Am J Psychiatry 2006*

2021© GH Research PLC

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• 5 - MeO - DMT (5 - methoxy - N,N - dimethyltryptamine) • Naturally - occurring psychoactive substance from tryptamine class • Structural analogue to serotonin • Highly potent agonist on 5 - HT1A and 5 - HT2A receptors • Psychoactive effects with ultra - rapid onset (within seconds) and short - lived (5 to 30 min) • High propensity to induce peak experiences (PE), which may be a surrogate marker for therapeutic effects • Proposed mode of action: Normalization (re - set) of disturbed resting - state network connectivity • GH001 • Innovative drug product for 5 - MeO - DMT administration via a proprietary inhalation approach 5 - MeO - DMT and GH001 7 5 - MeO - DMT Serotonin 2021© GH Research PLC

Hypothetical Patient 2 MADRS score GH001 Dose 2 GH001 Dose 3 GH001 Dose 1 Hypothetical Patient 1 MADRS score GH001 Dose 1 Remission Remission Foundational IP The ultra - rapid action and short half - life of GH001 allows • Repeated administration within the same day • Maximization of remissions • Single visit initial treatment, with no structured psychotherapy required GH001 – Individualized Dosing Regimen Could Achieve Ultra - Rapid and Durable Remissions 8 2021© GH Research PLC

Phase 1 Trial in Healthy Volunteers GH001 - HV - 101 (completed) 9 GH001 - HV - 101; Clinicaltrials.gov ID NCT04640831 2021© GH Research PLC

GH001 Administration Day 1 Day 7 GH001 2 mg (n=4) GH001 6 mg (n=6) GH001 12 mg (n=4) GH001 18 mg (n=4) HV (n=18) Part A Part B Primary Endpoint: • Safety until day 7 • Peak Experience Scale (PE Scale) 1 HV (n=4) Primary Endpoint: • Safety until day 7 • Peak Experience Scale (PE Scale) 1 GH001 Intraday Uptitration Regimen 6, 12, 18 mg to achieve PE (up to 3 doses) Key Assessments Safety PE Scale Cognitive function Safety Safety Cognitive function 1 The PE Scale averages answers scored by the patient by marking a visual analogue scale between 0 and 100 for the following th ree questions: 1. How intense was the experience; 2. To what extent did you lose control; 3. How profound (i.e., deep and significant) was t he experience? Design of Phase 1 Trial in Healthy Volunteers 10 PE, peak experience 2021© GH Research PLC

Study Safety Group review • All ADRs mild, except two moderate (*) • All ADRs resolved spontaneously • No SAEs reported • Inhalation well - tolerated • No noteworthy changes in vital parameters, except for temporary, non - clinically relevant increase in heart rate and blood pressure shortly after administration of GH001 • No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function 2 mg (n=4) Day 0 Day 1 Day 7 Nausea 2 Vision blurred 1 6 mg (n=6) Day 0 Day 1 Day 7 Anxiety 1 Clumsiness 1 Feeling hot 1 Headache 1 1 Nausea 1 Euphoric mood 1 Confusional state 1 12 mg (n=4) Day 0 Day 1 Day 7 Anxiety 1 Heart rate increased 1 * 18 mg (n=4) Day 0 Day 1 Day 7 Nausea 1 Headache 1 Hyperacusis 1 Mental fatigue 1 Flashback 1 Hallucination 1 Abnormal dreams 1 Insomnia 1 Fatigue 1 6 mg (n=4) Day 0 Day 1 Day 7 Nausea 1 12 mg (n=3) Day 0 Day 1 Day 7 Headache 1 Fatigue 1 * Head discomfort 1 Nausea 1 18 mg (n=1) Day 0 Day 1 Day 7 Part A - Adverse Drug Reactions Part B - Adverse Drug Reactions Part A and B – Primary Endpoint Safety 11 Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable , o r possible, or where code is missing 2021© GH Research PLC

0 10 20 30 40 50 60 70 80 90 100 P4 P1 P2 P3 P9 P8 P10 P7 P5 P6 P13 P11 P14 P12 P15 P18 P17 P16 2 mg 6 mg 12 mg 18 mg Average for dose group PE Scale PE Threshold Part A – Peak Experience (PE) Dose - Effects and Inter - Person Variability 12 PE, peak experience 2021© GH Research PLC

0 10 20 30 40 50 60 70 80 90 100 6 mg 6 mg 12 mg 6 mg 12 mg 6 mg 12 mg 18 mg P21 P19 P22 P20 PE Scale PE Threshold Part B – Peak Experience (PE) Effect of Intraday Uptitration 13 PE, peak experience 2021© GH Research PLC

Phase 1/2 Trial in Treatment - Resistant Depression GH001 - MDD - 102 (ongoing) 14 GH001 - MDD - 102; Clinicaltrials.gov ID NCT04698603 2021© GH Research PLC

Phase 1, Part A (Completed) Phase 2, Part B (Ongoing) GH001 12 mg (n=4) GH001 18 mg (n=4) TRD 1 (n=8) Primary Endpoint: • Safety until day 7 TRD 1 (n=8) Primary Endpoint: • MADRS remission day 7 (MADRS≤10) Key Assessments MADRS 2 - hrs PE Scale Safety MADRS 1 - day Cognitive function Safety MADRS 7 - day Cognitive function Safety GH001 Administration Day 1 Day 7 GH001 Intraday Uptitration Regimen 6, 12, 18 mg to achieve PE (up to 3 doses) Design of Ongoing Phase 1/2 Trial in TRD 15 PE, peak experience; MADRS, Montgomery - Åsberg Depression Rating Scale 1 D efined as inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence - based psychotherapy 2021© GH Research PLC

12 mg (n=4) Day 0 Day 1 Day 7 Dizziness 1 Headache 2 Flashback 1 Feeling abnormal 1 18 mg (n=4) Day 0 Day 1 Day 7 Feeling abnormal 1 Muscle spasms 1 Headache 1 Flashback 1 Adverse Drug Reactions Study Safety Group review • All ADRs mild • All ADRs resolved spontaneously • No SAEs reported • Inhalation well - tolerated • No clinically significant changes in safety laboratory analyses, vital signs, psychiatric safety assessments or measures of cognitive function Phase 1, Part A – Primary Endpoint Safety 16 Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable , o r possible, or where code is missing 2021© GH Research PLC

31 10 8 3 0 4 8 12 16 20 24 28 32 36 0 24 48 72 96 120 144 168 MADRS Patient 1 (12 mg) PE Scale = 75.3 50% 25% 50% 50% 100% 100% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12 mg 18 mg MADRS remission MADRS response MADRS any improvement MADRS Remission / Response / Improvement Rate Day 7 MADRS over time in one patient from PCT/EP2020/054803 with MADRS remission day 7 1 Remission MADRS <=10 Phase 1, Part A – Ultra - Rapid and Durable Remissions After a Single Dose 17 MADRS, Montgomery – Åsberg Depression Rating Scale; MADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS. 1 Data is for one patient in Part A with a MADRS remission on day 7 as reported in patent application PCT/EP2020/054803. In total three patients in Part A achieved a remission and one patient achieved a MADRS response on day 7. The other four pat ien ts also improved on day 7, but did not achieve a MADRS remission or response. All patients in Part A with a PE achieved a MAD RS remission. GH001 2021© GH Research PLC

Phase 2, Part B (Ongoing) Phase 1, Part A (Completed) Single dose: 25 - 50% Remissions Observed 1 Intraday Uptitration: More Chances for Remission MADRS score MADRS score MADRS score MADRS score MADRS score 6 mg 6 mg 12 mg 18 mg 12 mg 12 or 18 mg 12 or 18 mg No remission Remission Remission Remission Remission Hypothetical Patient 1 Hypothetical Patient 2 Hypothetical Patient 3 Hypothetical Patient 1 Hypothetical Patient 2 No remission No remission No remission 6 mg Phase 2, Part B – Intraday Uptitration to Potentially Further Increase Remissio n Rate 18 1 Range of 25 - 50% remissions refers to the MADRS remission rate on day 7 for the 12 mg dose group (50%) and the 18 mg dose group ( 25%) of Part A. The charts on this slide are illustrative and do not reflect actual patient data. 2021© GH Research PLC

LAYER 1: REGULATORY EXCLUSIVITY FDA: 5 years (+2.5 years paragraph IV stay) EMA: 10 years (+1 year for new indication) LAYER 3: TECHNICAL Complex bioequivalence for systemically - acting inhalation products with high intra - and inter - subject variability LAYER 2: PATENTS Several patent applications filed: • Novel aerosol compositions of matter of 5 - MeO - DMT • Novel manufacturing methods of 5 - MeO - DMT • Novel uses of 5 - MeO - DMT in various disorders (including inhaled, intranasal, i.v. , i.m. , s.c. , and other routes)  GH001 Three - Layer Protection Strategy 19 2021© GH Research PLC

Board of Directors & Management 20 Florian Schönharting Spike Loy Michael Forer MSc Chairman of the Board, Co - founder JD Board Member BA, LLB Board Member 2021© GH Research PLC Dermot Hanley Duncan Moore BSC, MBA Board Member MPhil, PhD Board Member Theis Terwey PD Dr. med. CEO, Co - founder Julie Ryan ACA, MAcc, BComm Group Finance Director Magnus Halle BSc Managing Director, Ireland, Co - founder

GH Research

Core Development Team



Markus Breuer
Dipl. Chem. Dr. rer. nat.
Patent Attorney, Co-founder
breuer friedrich hohner
FORWARD



Aaron Cameron
BSc, MSc, MBA
VP, Technical Development
Mylan ITERUM
MSD



Conor Burke
BSc, PhD, MBA
VP, Strategic Innovation
Mallinckrodt DCU



Aoife Soraghan
BSc, MBS
Director, Quality Management
abbvie Allergan
DCC VITAL



Padraig O'Grady
BSc, PhD
Clinical Project Manager
SANOFI ICON
Bristol Myers Squibb



Fiona Ryan
BPharm, MSc, PhD
Clinical Project Manager
SOLVOTRIN THERAPEUTICS
IQVIA



Sarah Keady
BSc, PhD
Clinical Trial Manager
IQVIA



Avril Feeney
BSc, MSc
CMC Project Manager
janssen Mylan
gsk



Inês Amaro
MPharm, PhD
CMC Project Manager
SUBLIMITY Therapeutics ITERUM
Mylan



Kathy Dillon
BSc, MSc
CMC Project Manager
emergent WARNER CHILCOTT
endo



Alma Winther Sørensen
BSc, MSc
Corporate Project Manager
HERAX novo nordisk



Viktoria McDonald
BSc (Hons), ERT
Nonclinical Consultant
COVANCE charles river

2021© GH Research PLC 21

Scientific Advisors 22 Michael Thase M.D. Professor of Psychiatry,Perelman School of Medicine University of Pennsylvania Madhukar Trivedi M.D. Professor of Psychiatry, UT Southwestern Medical Center Mark Zimmerman M.D. Professor of Psychiatry and Human Behavior, Brown University Eduard Vieta Prof. Dr. Head, Psychiatry Unit, Hospital Clínic de Barcelona Michael Bauer Prof. Dr. rer. nat. Dr. med. Chair, Department of Psychiatry and Psychotherapy, Technische Universität Dresden Malek Bajbouj Prof. Dr. med. Head, Center for Affective Neuroscience, Charité, Berlin Johannes Ramaekers Prof. Dr. Professor, Faculty of Psychology and Neuroscience of Maastricht University 2021© GH Research PLC

Anticipated Milestones • GH001 • Expected completion of Part B of Phase 1/2 trial in TRD in 4Q 2021 • Expected completion of Phase 1 clinical pharmacology trial in Healthy Volunteers in 4Q 2021 • Finalize design of randomized, controlled Phase 2b trial in TRD • Initiation of proof - of - concept Phase 2a trials in two new indications • GH002 • Complete preclinical work and initiate Phase 1 trial in Healthy Volunteers 23 2021© GH Research PLC

Seeking Ultra - Rapid, Durable Remissions in Depression 24 2021© GH Research PLC